Exhibit 21

Subsidiaries of the Registrant

1.	Teda Hotels Management Company Limited (British Virgin Islands company)
2.	Teda Hotels Management Limited (Hong Kong corporation)
3.	Landmark International Hotel Group Limited (British Virgin Islands company)
4.	Teda Beijing Hotel Management Company Limited (People’s Republic of China company)